INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

August 1, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-232322)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeffrey Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 25, 2019 on the Registrant’s registration statement filed on Form N-14 relating to the proposed reorganization of All Terrain Opportunity Fund (the “Acquired Fund”), a series of Investment Managers Series Trust II (the “Trust”), into All Terrain Opportunity Fund, a series of the Registrant (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”), respectively.

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Acquiring Fund’s Form N-14 registration statement (the “Amendment”) that will be filed separately.

Combined Proxy Statement and Prospectus

1.	Under the heading “Overview” on page 11, please clarify the date on which the board approved the reorganization.

Response: The Registrant has revised the third sentence as follows:

The Board considered and discussed the Reorganization at meetings held on January 24, 2019, and April 25, 2019, and ~~subsequently~~ approved the Reorganization at the April 25, 2019 meeting, subject to the approval of the Acquired Fund’s shareholders.

2.	Footnotes 1 and 2 to the Fees and Expenses Table on page 14 indicate the waiver for the Acquired Fund did not include a recoupment provision but the Acquiring Fund does include recoupment of waived expenses. Please add disclosure regarding the recoupment of fees here as well as elsewhere in the document whenever the waiver is mentioned.

Response: The Registrant has added the requested disclosure.

3.	In Footnote 2 to the Fees and Expenses Table, please confirm the contractual waiver for the Acquiring Fund will extend at least one year from the date of effectiveness of the N-14 Registration Statement.

Response: The Registrant confirms the contractual waiver will extend through September 30, 2021 and has added this disclosure in Footnote 2 and elsewhere where the waiver is mentioned.

4.	In the “Comparison of Principal Risks” section, the Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized.

Response: The Registrant has reorganized the risks as requested, based on the Acquired Fund’s current holdings.

5.	Under the heading “Board Considerations Relating to the Proposed Reorganization” it appears that unlike the Acquired Fund, the Acquiring Fund waiver agreement includes the right for the advisor to seek reimbursement of previously waived fees. Please add disclosure regarding this ability to recoup as well as any considerations or determinations by the Board in this regard.

Response: The Registrant has added the disclosure as requested.

6.	Under the heading “Section 15(f)” please clarify that the advisors are attempting to rely on the safe harbor of Section 15(f).

Response: The Registrant has confirmed that neither Castle nor FCM will receive any amount or benefit in connection with a sale of securities or other interest in Castle or FCM that would result in an assignment of the applicable co-investment advisory agreement. As a result, the safe harbor provided for in Section 15(f) is not applicable and the disclosure under the heading “Section 15(f)” has been deleted.

* * * * *

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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